AMENDMENT TO

                          OPERATING SERVICES AGREEMENT

                            MEEHAN MUTUAL FUNDS, INC.

Effective December 1, 2005, Section 2(a) of the Operating Services Agreement, dated November 30, 1999, by and between Meehan Mutual Funds, Inc., a Maryland corporation (the "Fund"), and Edgemoor Capital Management, Inc., a Maryland corporation (the "Adviser"), is amended as follows:

     (a) Fee. The Fund will pay to the Adviser on the last day of each month an annual fee equal to 0.40% of the average net assets of the Portfolio, such fee to be computed daily based upon the net asset value of the Portfolio as determined by a valuation made in accordance with the Fund's procedure for calculating Portfolio net asset value as described in the Fund's Prospectus and/or Statement of Additional Information. During any period when the determination of a Portfolio's net asset value is suspended by the directors of the Fund, the net asset value of a share of that Portfolio as of the last business day prior to such suspension shall, for the purpose of this Paragraph 2(a), be deemed to be the net asset value at the close of each succeeding business day until it is again determined.

IN WITNESS WHEREOF, the parties hereto have executed and delivered this Amendment to the Operating Services Agreement on the day and year first above written.


                                        Meehan Mutual Funds, Inc.

                                        By: /s/ Thomas P. Meehan
                                            ---------------------------
                                            Thomas P. Meehan, President


                                        Edgemoor Capital Management, Inc.


                                        By: /s/ Thomas P. Meehan
                                            ---------------------------
                                            Thomas P. Meehan, President